Quality King Distributors, Inc. Withdraws Proposal to Acquire
                All Outstanding Shares of Parlux Fragrances, Inc.

     RONKONKOMA, NY--June 13, 2003 -Quality King Distributors, Inc. today announced that it has sent a letter to the Board of Directors of Parlux Fragrances, Inc. (PARL-Nasdaq) withdrawing a proposal to acquire all of the outstanding shares of common stock of Parlux at $4.00 per share in cash. The all-cash offer, which was made originally to the Board of Directors of Parlux on May 19, 2003 by Quality King and Ilia Lekach, the current Chairman of the Board of Directors of Parlux, was conditioned upon Quality King receiving the approval of its lenders to the transaction, among other things.

     Quality King has been unable to obtain the approval of its lenders to the transaction. Quality King's letter to the Parlux board indicates that the proposal has been withdrawn.

NOTICE FOR PARLUX STOCKHOLDERS

     Because the condition to Quality King's making the tender offer has not been satisfied, Quality King does not intend to file a tender offer statement with the SEC. Nevertheless, if any tender offer statement were to be filed, Parlux stockholders and other interested parties would be urged to read the tender offer statement and other relevant documents filed with the SEC when they become available because they would contain important information relating to the tender offer. Parlux stockholders would be able to obtain such documents free of charge at the SEC's web site, www.sec.gov.


Contact: Quality King Distributors, Inc.
Attn:    Michael Katz, Executive Vice President, (631) 439-2000 Ext. 2171